Exhibit 99.1

20 December 2017
Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Pharma US initiates Gelclair® Phase IV trial to study oral mucositis in stem cell transplant patients

Trial to be conducted at the Dana-Farber / Brigham and Women’s Cancer Center to determine ability to improve OM outcomes and reduce overall hospitalisation costs

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announced its US subsidiary has initiated a Phase IV clinical trial at Dana-Farber/Brigham and Women’s Cancer Center to study the effects of Gelclair® (bioadherent oral gel) on various aspects of oral mucositis (OM), a common side effect experienced by patients undergoing stem cell transplant.

Approximately 200 centers across the United States treat 20,000 patients with stem cell transplant therapy (SCT) on an annual basis. One of the most frequently observed side effects of SCT is severe OM, an intensely painful inflammation of the surface of the mouth, which may lead to the need for supplemental prescription pain products (such as opioids), parenteral nutritional therapy and which may result in extended time to patient discharge from highly specialised SCT units, resulting in increased healthcare costs.

This trial is a blinded, randomised, controlled study designed to investigate the efficacy and tolerability of Gelclair and the ideal timing of initiation of therapy for the management of OM in allogeneic stem cell transplant recipients conditioned with high-dose chemotherapy.  Understanding how best to use Gelclair to address OM pain, incidence, and severity, as compared to the use of standard of care practices, will help to optimise how health care providers support their patients as they manage this common side effect of stem cell transplantation.

Based on Symphony Health Solutions data, Gelclair is the leading gel barrier prescription product prescribed for OM in the retail sector. Gelclair has been used effectively on thousands of ambulatory patients who suffer from OM due to various cancer therapies such as radiation and chemotherapy.  The newly initiated trial in SCT will provide data on the applicability of Gelclair therapy for OM caused by SCT; which, if positive, would support the use of Gelclair in the in-hospital setting.

“Oral mucositis causes significant discomfort and pain in SCT patients, and may delay hospital discharge or result in the use of additional and costly therapies,” said David R. Benharris, Midatech Pharma U.S. President. “We have worked collaboratively with the experts at Dana Farber to design a trial that will provide health care professionals the necessary information to determine if Gelclair can help SCT units better manage or prevent the symptoms and additional issues related to oral mucositis which are commonly seen in this patient population.”

The company anticipates that the trial will complete enrollment in the second half of 2018.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About Gelclair® (Bioadherent oral gel)
Gelclair® is an easy-to-use bioadherent oral gel indicated for the management and relief of pain of various etiologies, including oral mucositis/stomatitis, irritation due to oral surgery, ulcers caused by braces or ill-fitting dentures, disease, and for diffuse aphthous ulcers. Gelclair® has a unique formulation and does not contain alcohol, thereby reducing the risk of painful burning and drying. Gelclair® has been broadly studied, demonstrating rapid and effective relief of pain, improvement in patients’ ability to eat and drink and reducing the need for rescue analgesics. Midatech has exclusive U.S. commercial rights to Gelclair® through a license agreement with Helsinn Healthcare SA in Switzerland.

Gelclair® Important Safety Information
Do not use Gelclair® if there is a known or suspected hypersensitivity to any of its ingredients. No adverse effects have been reported in clinical trials, although post marketing reports have included infrequent complaints of burning sensation in the mouth. Do not eat or drink for at least 30-60 minutes following treatment. If Gelclair® is swallowed accidently, no adverse effects are anticipated.

For additional information, including a copy of the Full Prescribing Information, please visit our web site at www.gelclair.com